PUNCHLINE ENTERTAINMENT INC.

55 Bloor Street E, Suite 1205
Toronto, Ontario, Canada M4W 1A9

Telephone and fax:  (416) 619-0611

December 23, 2009

U.S. Securities & Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Shonda DeLong

Dear Sirs:

Re:

Post-Effective Amendment #1 to Form SB-2 on FormS-1 - File No. 333-146934

Further to your verbal comments regarding the above noted post-effective amendment that we filed on November 27, 2009, we respond as follows:

1.

We confirm that since October 17, 2009, the date that our registration statement on Form SB-2 became stale, no sales of the securities thereby registered have occurred.

2.

In the original registration statement on Form SB-2 that the Commission declared effective on January 17, 2008, we only registered 1,000,000 shares of our common stock for resale even though a total of 2,000,000 shares held by non-affiliates were issued and outstanding at the time.  This would equate with 20,000,000 post-split shares of our common stock.

In our post-effective amendment, we are registering these additional shares that were not qualified for resale in our original registration statement, as well as shares registered for resale  that were not sold prior to the Form SB-2 becoming stale dated.  Accordingly, we are registering 12,000,000 post-split shares of our common stock in the post-effective amendment.

Yours truly,

/s/ Kathryn Kozak

-------------------------

Kathryn Kozak, President

PUNCHLINE ENTERTAINMENT INC.